January 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin M. Purnell, Esq.

Re:	First Merchants Corporation

Registration Statement on Form S-4 filed on

December 23, 2021, as amended by Amendment

No. 1 thereto filed on January 10, 2022

File No. 333-261869

Dear Ms. Purnell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, First Merchants Corporation hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. (EST) on Thursday, January 13, 2022, or as soon as practicable thereafter.

Please contact Bradley C. Arnett of Dentons Bingham Greenebaum LLP at (513) 455-7611 with any questions you may have regarding this request. In addition, please notify Mr. Arnett by telephone when this request for acceleration has been granted.

Sincerely,

FIRST MERCHANTS CORPORATION

By:	/s/ Michele M. Kawiecki
Michele M. Kawiecki
Executive Vice President and Chief Financial Officer

cc:	Brian T. Hunt, First Merchants Corporation

Bradley C. Arnett, Dentons Bingham Greenebaum LLP

Jeremy E. Hill, Dentons Bingham Greenebaum LLP

Bill Fay, Barack Ferrazzano Kirschbaum & Nagelberg LLP